SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Act of 1934

Moxian, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

624697207

(CUSIP Number)

James Mengdong Tan

10 Anson Road, #35-11 International Plaza

Singapore 079903

+86 13480859706

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

11/14/2013, 11/19/2013, 11/22/2013, 2/22/2016, 6/15/2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 624697207	13D	Page 2 of 8 Pages

1

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James Mengdong Tan

Members of Group which are making their own Schedule 13D Filings:

Good Eastern Investment Holding Limited (“Good Eastern”)

Stellar Elite Limited (“Stellar Elite”)

Amazing Wave Limited (“Amazing Wave”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

29,820,000 (Includes 9,990,000 for Common Stock shares held by the Reporting Person, 9,915,000 shares held by Global Innovative Investment Group Limited and 9,915,000 shares held by Low Meo Chiek, for which the Reporting Person has voting rights as further described below).

	8

SHARED VOTING POWER

19,830,000(9,915,000 shares held by Low Meo Chiek and 9,915,000 shares held by Global Innovative Investment Group Limited, for which the Reporting Person has voting rights as further described below).

	9	SOLE DISPOSITIVE POWER 9,990,000
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,990,000 as of the date thereof (This includes 9,990,000 Common Stock shares held by the Reporting Person through his ownership of Good Eastern and 8i Capital, Ltd. (“8i”)).

Amounts owned by Reporting Person on each share acquisition date. Please note that the amounts in this table, other than the first amount in column II have been adjusted to reflect both the 60 for 1 forward stock split on 12/13/2013 and the 2 for 1 reverse stock split on 6/20/2016.

	Column I	Column II	Column III	Column IV
	Date	Actual Amount of Shares Acquired indirectly by Reporting Person on such date and adjusted amount factoring in Stock Splits	Entity acquiring shares in left column directly (Reporting Person indirectly acquired/owns these shares)	Aggregate Amount of Shares Owned by Reporting Person on such date (as set forth in column I)
	11/14/13	1,332,000/39,960,000	Stellar Elite	39,960,000
	11/19/13	5,000/150,000	Good Eastern	40,110,000
	11/22/13	661,000/19,830,000	Good Eastern	59,940,000

CUSIP No. 624697207	13D	Page 3 of 8 Pages

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.91% as of the date hereof.

Percentage of class owned by Reporting Person on each share acquisition date. Please note that the amounts in this table, other than the first amount in column II have been adjusted to reflect both the 60 for 1 forward stock split on 12/13/2013 and the 2 for 1 reverse stock split on 6/20/2016.

	Column I	Column II	Column III	Column IV	Column V	Column VI
	Date	Amount of Shares Acquired indirectly by Reporting Person on such date and adjusted amount factoring in Stock Splits	Percentage of Class Owned on Such Date by Reporting Person	Entity acquiring shares directly (Reporting Person indirectly acquired/owns these shares)	Aggregate Amount of Shares Owned by Reporting Person on such date(as set forth in column I)	Total Issuer Shares Outsta- nding On such date(as set forth in column I)
	11/14/13	1,332,000/39,960,000	40.30%	Stellar Elite	39,960,000	99,150,000
	11/19/13	5,000/150,000	40.45%	Good Eastern	40,110,000	99,150,000
	11/22/13	661,000/19,830,000	60.45%	Good Eastern	59,940,000	99,150,000

14	TYPE OF REPORTING PERSON IN

CUSIP No. 624697207	13D	Page 4 of 8 Pages

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Statement”) relates is the common stock, $.0001 par value per share (the “Common Stock”) of Moxian, Inc. (the “Issuer”).

The Issuer is a Nevada corporation and its principal executive office is located at Block A, 9/F, Union Plaza, 5022 Binjiang Avenue, Futian District Shenzhen City, Guangdong Province, China.

Item 2. Identity and Background.

(a) The name of the person filing this statement is James Mengdong Tan, the Issuer’s former President, Chief Executive Officer and Director, hereinafter referred to as the “Reporting Person.” The Reporting Person was appointed as the director of the Issuer on February 13, 2015 and was appointed as the Chief Executive Officer and President of the Issuer on June 30, 2015. On September 28, 2017, the Reporting Person resigned from his positions as Director and Officer of the Issuer and each of its subsidiaries, effective September 29, 2017.

(b) The address of the Reporting Person is Block A, 9F, Union Plaza, Binjiang Avenue, Futian District, Shenzhen, Guangdong, China 5022.

(c) The Reporting Person’s present occupation is the Chairman and Chief Executive Officer of 8i Capital Limited, a company incorporated under the laws of the British Virgin Islands. The principal business address of the Reporting Person’s current occupation is 10 Anson Road, #35-11 International Plaza Singapore 079903.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of Singapore.

CUSIP No. 624697207	13D	Page 5 of 8 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person is currently the beneficial owner of 9,990,000 shares of the Issuer’s Common Stock held by Good Eastern Investment Holding Limited and 8i Capital, Ltd., of which the Reporting Person is the sole owner. On November 19, 2013, Good Eastern acquired 5,000 shares of the Issuer’s Common Stock, from an individual seller, pursuant to a Stock Purchase Agreement in exchange for $0.10 per share, which the Reporting Person paid from personal funds. On November 22, 2013, Good Eastern acquired 661,000 shares of the Issuer’s Common Stock, from an individual seller in exchange for $0.085 per share, which the Reporting Person paid from personal funds. As reported by the Issuer on its Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2013, on December 13, 2013, the Issuer implement a 60-for-1 forward stock split of its issued and outstanding common stock, causing the shares set forth above to be adjusted to 39,960,000 shares. On February 22, 2016, Good Eastern entered into a Share Cancellation Agreement with the Issuer and certain other shareholders, and as a result Good Eastern thereafter owned 19,980,000 shares of the Issuer’s Common Stock. On June 20, 2016, the Issuer effected a 1 for 2 reverse stock split, which caused the shares of Common Stock held by Good Eastern to be adjusted to 9,990,000. On February 12, 2018, Good Eastern transferred 5,000,000 shares to 8i Capital, Ltd.

In addition to the shares of Common Stock held currently by the Reporting Person, the Reporting Person previously beneficially owned shares of Common Stock that were owned by Stellar Elite Limited. Stellar Elite’s sole shareholder is Amazing Wave Limited, a corporation incorporated under the laws of Samoa, and the Reporting Person is the chief executive officer of Amazing Wave Limited. Stellar Elite acquired 1,332,000 shares of Common Stock (the “Shares”) on November 14, 2013 for $112,379 paid by 8i Capital Limited a company incorporated under the laws of the British Virgin Islands and wholly owned by the Reporting Person, to the seller of the Shares. On December 13, 2013, pursuant a 60 for 1 forward stock split the Shares were adjusted to 79,320,000. Then on February 22, 2016, Stellar Elite agreed to cancel 39,660,000 of the Shares pursuant to a Share Cancellation Agreement with the Issuer and certain other shareholders, and as a result Stellar Elite thereafter owned 39,660,000 shares of the Issuer’s Common Stock. On June 20, 2016, the Issuer effected a 1 for 2 reverse stock split, which caused the Shares of Common Stock then held by Stellar Elite to be adjusted to 19,830,000.

The shares held by Stellar Elite were the subject of an oral agreement between Mr. Tan and Low Seng Kai and Fan Min. Low Seng Kai and Fan Min are the former owners of the original technology used by the Issuer (the “Original Owners”). In 2012, Mr. Tan and the Original Owners agreed that the shares held by Stellar Elite represented a bonus pool, some or all of which would be paid to the Original Owners, or their designees, after the listing of the Issuer on a national securities exchange; provided, however, that Mr. Tan would retain all voting rights with respect to such shares as long as such shares were owned by the Original Owners or their designees (the “Agreement”).

On June 15, 2017, pursuant to the Agreement, Stellar Elite transferred all 19,830,000 shares (the “Stellar Shares”) to the Original Owners’ designees: Global Innovative Investment Group Limited, a company incorporated under the laws of the British Virgin Islands and Low Mei Chiek, with each party receiving 9,915,000 shares. Global Innovative Investment Group Limited holds the Stellar Shares it received as a nominee for Fan Min and Low Mei Chiek holds the Stellar Shares she received as a nominee for Low Seng Kai. Stellar Elite currently does not hold any and has not owned any such shares since June 15, 2017. Pursuant to the Agreement, Mr. Tan still has all voting rights to the Stellar Shares and reserves the right to vote such shares at any time in the future in his sole discretion.

Item 4. Purpose of Transaction.

The Reporting Person beneficially owns 9,990,000 shares of the Issuer’s Common Stock as of the date hereof. This ownership is the result of the transactions described in Item 3 herein. The purpose of the acquisition of 1,332,000 shares by Stellar Elite on November 14, 2013, as described above, was in connection with the purchase of the majority of the shares of Secure NetCheckin, Inc. along with Moxian China Ltd. and Good Eastern. Secure NetChekin, Inc. was the former name of the Issuer.

The purpose of the acquisition of 5,000 shares by Good Eastern on November 19, 2013 and the acquisition of 661,000 shares by Good Eastern on November 22, 2013, as described above, was in connection with the purchase of the majority of the shares of Secure NetChekin, Inc. along with Moxian China Ltd. and Good Eastern in order to effect the acquisition of Secure NetChekin, Inc..

CUSIP No. 624697207	13D	Page 6 of 8 Pages

The Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

CUSIP No. 624697207	13D	Page 7 of 8 Pages

Item 5. Interest in Securities of the Issuer.

(a),(b) As of the date hereof, the Reporting Person beneficially owns a total of 9,990,000 shares of the Issuer’s Common Stock (This includes 9,990,000 Common Stock shares held by the Reporting Person through his ownership of Good Eastern) which represents approximately 14.91% of the Issuer’s outstanding Common Stock.

(c) Except as described in Items 3 and 4 of this report on Schedule 13D, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As set forth above, Mr. Tan and the Original Owners entered into the Agreement with respect to the Stellar Shares. While the Reporting Person continues to have voting rights over the Stellar Shares pursuant to the Agreement, he has no dispositive power over such shares or right or interest in or to the proceeds of the sale of such shares.

To the knowledge of the Reporting Person, other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        n/a

CUSIP No. 624697207	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 28, 2018

/s/ James Mengdong Tan
Name: James Mengdong Tan